UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

SMARTSTOP SELF STORAGE, INC.

(Name of Subject Company)

SMARTSTOP SELF STORAGE, INC.

(Name of Person Filing Statement)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities)

H. Michael Schwartz

Chief Executive Officer

SmartStop Self Storage, Inc.

111 Corporate Drive, Suite 120

Ladera Ranch, California 92694

(877) 327-3485

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

Copies to:

Michael K. Rafter, Esq.

Baker, Donelson, Bearman, Caldwell and Berkowitz, PC

3414 Peachtree Road

Suite 1600

Atlanta, Georgia 30326

(404) 577-6000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

INTRODUCTION

This Solicitation/Recommendation Statement relates to a tender offer (the “Tender Offer”) by Coastal Realty Business Trust and MacKenzie Capital Management, LP (the “Offerors”) to acquire up to 1,000,000 shares of the outstanding shares of common stock, par value $0.001 per share (the “Shares”) of SmartStop Self Storage, Inc., a Maryland corporation (the “Company”), at a purchase price of $7.50 per share (the “Offer Price”) in cash, upon the terms and subject to the conditions set forth in the Tender Offer Statement on Schedule TO filed by the Offerors with the Securities and Exchange Commission (the “SEC”) on December 29, 2014 (the “Schedule TO”).

As discussed below, the Board of Directors of the Company (the “Board of Directors”) unanimously recommends that the Company’s stockholders reject the Tender Offer and not tender their Shares pursuant to the Tender Offer.

Item 1. Subject Company Information.

(a)	The Company’s name and the address and telephone number of its principal executive office is as follows:

SmartStop Self Storage, Inc.

111 Corporate Drive, Suite 120

Ladera Ranch, California 92694

(877) 327-3485

(b)	The title of the class of equity securities to which this Schedule 14D-9 relates is the Company’s common stock, of which there were 57,928,611 shares outstanding as of December 31, 2014.

Item 2. Identity and Background of Filing Person.

(a) The Company is the person filing this Schedule 14D-9. The Company’s name, address and business telephone number are set forth in Item 1(a) above, which information is incorporated herein by reference.

(d) This Schedule 14D-9 relates to the Tender Offer by the Offerors pursuant to which the Offerors have offered to acquire, subject to certain terms and conditions, up to 1,000,000 Shares at a purchase price of $7.50 per share. The Tender Offer is on the terms and subject to the conditions described in the Schedule TO. The value of the consideration offered, together with all of the terms and conditions applicable to the tender offer, is referred to in this Schedule 14D-9 as the “Tender Offer.” Unless the Exchange Offer is extended, it will expire on February 6, 2015.

According to the Offerors’ Schedule TO, the business address and telephone number for the Offerors is 1640 School Street, Moraga, California, 94556, (800) 854-8357.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

(d) To the knowledge of the Company, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and (i) the Offerors and their executive officers, directors or affiliates or (ii) the executive officers, directors or affiliates of the Company, except for:

(A) Investment Management Transactions:

Effective August 31, 2014, SmartStop Self Storage Operating Partnership, L.P. (the “Operating Partnership”) acquired Strategic Storage Realty Group, LLC, the parent company of the advisor and property manager for both Strategic Storage Trust II, Inc. (“SST II”) and Strategic Storage Growth Trust, Inc. (“SSGT” and collectively with SST II, the “Managed REITs”), as part of the Company’s self administration and investment management transaction (the “Self Administration and Investment Management Transaction”). As a result, the Company is now their sponsor and will be entitled to receive various fees and expense reimbursements discussed below from the Managed REITs.

As of December 31, 2014, SSGT owned three self storage properties and SST II owned five self storage properties.

(B) Advisory Agreement Fees:

Our indirect subsidiaries, Strategic Storage Advisor II, LLC, the advisor to SST II (the “SST II Advisor”), and SS Growth Advisor, LLC, the advisor to SSGT (the “SSGT Advisor”), are entitled to receive various fees and expense reimbursements under the terms of the SST II and SSGT advisory agreements. However, in connection with the Self Administration and Investment Management Transaction, the Company, the Operating Partnership and Strategic Storage Holdings, LLC (“SSH”) agreed that for a period of six months following the closing of the Self Administration and Investment Management Transaction, subject to certain extensions, SSH, as the former ultimate parent company of Strategic Storage Advisor II, LLC and SS Growth Advisor, LLC, will retain any and all acquisition fees that would have been due under their respective advisory agreements with respect to any properties whose acquisition was pending, under contract, or was otherwise in process as of the closing of the Self Administration and Investment Management Transaction (the “Acquisition Fee Tail Agreement”).

(C) SST II Advisory Agreement:

The SST II Advisor provides acquisition and advisory services to SST II pursuant to an advisory agreement (the “SST II Advisory Agreement”). SST II is required to reimburse the SST II Advisor for organization and offering costs under the SST II Advisory Agreement; provided, however, the SST II Advisor will be required to reimburse SST II within 60 days after the end of the month in which the public offering terminates to the extent SST II paid or reimbursed organization and offering costs (excluding sales commissions and dealer manager fees) in excess of 3.5% of the gross offering proceeds from the SST II primary offering. The SST II Advisory Agreement also requires the SST II Advisor to reimburse SST II to the extent that offering expenses, including sales commissions, dealer manager fees and organization and offering expenses, are in excess of 15% of gross proceeds from the SST II offering.

Subject to the Acquisition Fee Tail Agreement, the SST II Advisor will receive acquisition fees equal to 1.75% of the contract purchase price of each property SST II acquires plus reimbursement of any acquisition expenses that SST II Advisor incurs. The SST II Advisor will also receive a monthly asset management fee equal to 0.05208%, which is one-twelfth of 0.625%, of SST II’s aggregate asset value, as defined.

Under the SST II Advisory Agreement, the SST II Advisor will receive disposition fees in an amount equal to the lesser of (i) one-half of the competitive real estate commission or (ii) 1% of the contract sale price for each property SST II sells, as long as the SST II Advisor provides substantial assistance in connection with the sale. The total real estate commissions paid (including the disposition fee paid to the SST II Advisor) may not exceed the lesser of a competitive real estate commission or an amount equal to 6% of the contract sale price of the property and are subordinated to receipt of the SST II stockholders of a 6% cumulative, non-compounded, annual return on such stockholders’ invested capital. The SST II Advisor may potentially also be entitled to various subordinated distributions under the SST II operating partnership agreement if SST II (1) lists its shares of common stock on a national exchange, (2) terminates the SST II Advisory Agreement, (3) liquidates its portfolio, or (4) enters into an Extraordinary Transaction, as defined in the SST II operating partnership agreement.

The SST II Advisory Agreement provides for reimbursement of the SST II Advisor’s direct and indirect costs of providing administrative and management services to SST II. Beginning four fiscal quarters after SST II acquires its first real estate asset, the SST II Advisor will be required to pay or reimburse SST II the amount by which SST II’s aggregate annual operating expenses, as defined, exceed the greater of 2% of SST II’s average invested assets or 25% of SST II’s net income, as defined, unless a majority of SST II’s independent directors determine that such excess expenses were justified based on unusual and non-recurring factors.

In September 2014 no advisory fees were earned related to SST II. However, in September 2014, we did record approximately $37,000 in reimbursements for payroll and related overhead costs of our employees that were engaged in providing administrative and management services for SST II. Additionally, we had other receivables of approximately $245,000 related primarily to offering and acquisition costs, which we incurred on SST II’s behalf, which are included in the investments in managed REITs line-item in our consolidated balance sheets.

(D) SSGT Advisory Agreements:

The SSGT Advisor provides acquisition and advisory services to SSGT pursuant to an advisory agreement in connection with the private placement offering (the “SSGT Private Offering Advisory Agreement”). The SSGT Advisor will enter into a substantially similar advisory agreement in connection with the public offering (the “SSGT Public Offering Advisory Agreement” and, together with the Private Offering Advisory Agreement, the “SSGT Advisory Agreements”). SSGT will be required to reimburse the SSGT Advisor for organization and offering costs from the SSGT private offering and the SSGT public offering pursuant to the SSGT Advisory Agreements; provided, however, pursuant to the SSGT Public Offering Advisory Agreement, the SSGT Advisor will be required to reimburse SSGT within 60 days after the end of the month in which the SSGT public offering terminates to the extent SSGT paid or reimbursed organization and offering costs (excluding sales commissions and dealer manager fees) in excess of 3.5% of the gross offering proceeds from the SSGT primary offering.

The SSGT Public Offering Advisory Agreement will also require the SSGT Advisor to reimburse SSGT to the extent that offering expenses, including sales commissions, dealer manager fees and organization and offering expenses, are in excess of 15% of gross proceeds from the SSGT public offering. The SSGT Advisor will receive acquisition fees equal to 1% and 1.75% (subject to the Acquisition Fee Tail Agreement), respectively, of the contract purchase price of each property SSGT acquires plus reimbursement of any acquisition expenses the SSGT Advisor incurs pursuant to the SSGT Private Offering Advisory Agreement and the SSGT Public Offering Advisory Agreement. The SSGT Advisor will also receive a monthly asset management fee equal to 0.04167%, which is one-twelfth of 0.5%, of SSGT’s aggregate asset value, as defined. SSGT may also pay the SSGT Advisor a financing fee of up to 0.5% of the borrowed amount of a loan for arranging for financing in connection with the acquisition, development or repositioning of SSGT’s properties.

Under the Public Offering Advisory Agreement, the SSGT Advisor will receive disposition fees in an amount equal to the lesser of (i) one-half of the competitive real estate commission or (ii) 1% of the contract sale price for each property SSGT sells, as long as the SSGT Advisor provides substantial assistance in connection with the sale. As provided under the SSGT Public Offering Advisory Agreement, the total real estate commissions paid (including the disposition fee paid to the SSGT Advisor) may not exceed the lesser of a competitive real estate commission or an amount equal to 6% of the contract sale price of the property. SSGT will also pay the SSGT Advisor or its affiliate a market-based development fee some or all of which may be reallowed to a third party developer. The development fee will be paid in connection with properties that SSGT anticipates developing or expanding within 12 months of the acquisition of such properties. A development fee to a third party developer may take the form of an up-front fee and participation in a back-end performance fee. The SSGT Advisor may also be potentially entitled to various subordinated distributions under SSGT’s operating partnership agreement if SSGT (1) lists its shares of common stock on a national exchange, (2) terminates the SSGT Public Offering Advisory Agreement, (3) liquidates its portfolio, or (4) merges with another entity or enters into an Extraordinary Transaction, as defined in the SSGT operating partnership agreement.

The SSGT Advisory Agreements provide for reimbursement of the SSGT Advisor’s direct and indirect costs of providing administrative and management services to SSGT. Beginning four fiscal quarters after SSGT acquires its first real estate asset, pursuant to the SSGT Public Offering Advisory Agreement, the SSGT Advisor will be required to pay or reimburse SSGT the amount by which SSGT’s aggregate annual operating expenses, as defined, exceed the greater of 2% of SSGT’s average invested assets or 25% of its net income, as defined, unless a majority of SSGT’s independent directors determine that such excess expenses were justified based on unusual and non-recurring factors.

In September 2014, we earned approximately $9,000 in asset management fees related to SSGT and recorded approximately $36,000 in reimbursements for payroll and related overhead costs of our employees that were engaged in providing administrative and management services for SSGT. Additionally, we had other receivables of approximately $150,000 related primarily to offering and acquisition costs, which we incurred on SSGT’s behalf, which are included in the investments in managed REITs line-item in our consolidated balance sheets.

(E) Property Management Fees:

Commencing September 1, 2014, our indirect subsidiaries, Strategic Storage Property Management II, LLC and SS Growth Property Management, LLC (collectively the “Managed REITs Property Managers”), will receive fees for their services in managing the properties owned by the Managed REITs pursuant to property management agreements to be entered into between the owner of the property and the applicable Managed REIT’s Property Manager. The Managed REITs Property Managers will receive a property management fee equal to 6% of the gross revenues from the properties plus reimbursement of the costs of managing the properties. Reimbursable costs and expenses include wages and salaries and other expenses of employees engaged in operating, managing and maintaining such properties. In the event that the Managed REITs Property Manager assists with the development or redevelopment of a property owned by a Managed REIT, the Managed REITs Property Manager may be entitled to receive a separate market-based fee for such services. In addition, the Managed REITs Property Manager will be entitled to a construction management fee equal to 5% of the cost of a related construction or capital improvement work project in excess of $10,000 and an administration fee equal to $0.50 a month for each insurance policy purchased by a customer at one of the Managed REITs’ properties in connection with the tenant insurance program.

In September 2014 we generated approximately $23,000 in property management fees and recorded approximately $5,000 in receivables for wages and other expenses of our employees that were engaged in operating, managing and maintaining SSGT properties.

(F) Investment in Managed REIT:

On November 3, 2014, SSTI Preferred Investor, LLC (the “SSTI Preferred Investor”), a wholly-owned subsidiary of the Operating Partnership, entered into a preferred unit purchase agreement (the “SST II Unit Purchase Agreement”) with Strategic Storage Operating Partnership II, L.P. (the “SST II Operating Partnership”) and SST II. Pursuant to the SST II Unit Purchase Agreement, the SSTI Preferred Investor agreed to provide up to $65 million through a preferred equity investment in the SST II Operating Partnership (the “SST II Investment”), which amount may be invested in one or more tranches, to be used for investments in self storage properties, as described in the SST II Unit Purchase Agreement, in exchange for up to an aggregate of 2.6 million preferred units of limited partnership interest of the SST II Operating Partnership (the “SST II Preferred Units”), each having a liquidation preference of $25.00 per Preferred Unit (the “SST II Liquidation Amount”), plus all accumulated and unpaid distributions. The SSTI Preferred Investor is entitled to receive current distributions (the “SST II Current Distributions”) at a rate of one-month LIBOR plus 6.5% per annum on the SST II Liquidation Amount, payable monthly and calculated on an actual/360 basis. In addition to the SST II Current Distributions, the SST II Operating Partnership has the obligation to elect either (A) to pay the SSTI Preferred Investor additional distributions monthly in an amount equal to: (i) 4.35% per annum on the SST II Liquidation Amount through March 31, 2017; and (ii) thereafter, 6.35% per annum on the SST II Liquidation Amount or (B) defer the additional distributions (“SST II Deferred Distribution”), which SST II Deferred Distribution will accumulate monthly in an amount equal to (i) LIBOR plus 10.85% of the SST II Deferred Distribution through March 31, 2017; and (ii) thereafter, LIBOR plus 12.85% of the SST II Deferred Distribution. The SST II Investment is redeemable at SSTI Preferred Investor’s discretion following certain events set forth in the designation of rights establishing the SST II Preferred Units. On November 3, 2014, the SST II Preferred Investor invested approximately $6.5 million in the first tranche of its investment in the SST II Operating Partnership.

(G) The agreements, arrangements or understandings and actual or potential conflicts of interest discussed in the section entitled “Certain Relationships and Related Transactions” contained in the Company’s Definitive Proxy Statement on Schedule 14A, filed with the SEC on September 15, 2014 and incorporated herein by reference. The Definitive Proxy Statement referred to above was previously delivered to all stockholders and is available for free on the SEC’s website at www.sec.gov.

Item 4. The Solicitation or Recommendation.

(a) Solicitation or Recommendation.

The Board of Directors of the Company, at a telephonic meeting held on January 2, 2015, evaluated and assessed the terms of the Tender Offer, as well as other relevant facts and information. At such meeting, the Board of Directors unanimously determined that the Tender Offer was not in the best interests of the stockholders of the Company and concluded to recommend that the Company’s stockholders reject the Tender Offer and not tender their Shares to the Offerors pursuant to the Tender Offer.

Accordingly, the Board of Directors unanimously recommends that the Company’s stockholders reject the Tender Offer and not tender their Shares pursuant to the Tender Offer.

(b) Reasons for the Recommendation.

In reaching the conclusions and in making the recommendation described above, the Board of Directors: (i) consulted with the Company’s management as well as the Company’s legal advisors; (ii) reviewed the Schedule TO of the Offerors; (iii) relied upon other information relating to the Company’s historical financial performance, portfolio of properties and future opportunities; (iv) evaluated various relevant and material factors in light of the Board’s knowledge of the business, financial condition, portfolio of properties, and future prospects of the Company; and (v) took into account the fact that the Offerors are making the offer for investment purposes and with the intention of making a profit from the ownership of the Shares. The following were the main factors considered by the Board of Directors: (1) the Board’s significant knowledge of each of the Company’s assets based upon the review associated with the approval of each acquisition by the Company; (2) the historical financial data disclosed on the Company’s Form 10-Q and Form 10-K filings over the past several quarters and the positive trends shown in that financial data, including increases in same-store revenue and same-store operating income; (3) the Board’s discussions with management related to the future of the Company, including potential exit strategies; (4) the Offerors state that they “arrived at the $7.50 Offer Price by applying a liquidity discount to the Corporation’s estimated per share value”, but they do not provide any analysis of how they arrived at the liquidity discount or the $7.50 Offer Price; (5) the $7.50 Offer Price proposed by the Offerors is significantly lower than the Company’s estimated net asset value per Share of $10.81 as of June 30, 2014; (6) the Board believes that the Offer Price represents an opportunistic attempt by the Offerors to purchase Shares at a low price and make a significant profit for themselves, thereby depriving the stockholders who tender Shares of the potential opportunity to realize the full long-term value of their investment in the Company; and (7) for stockholders looking to liquidate, in recent transactions on the secondary market, according to independent secondary market reporting publications, sales of the Company’s Shares have ranged from $8.75 to $9.00 per Share during the fall of 2014 and $9.10 per Share in July/August 2014.

The foregoing discussion of the information and factors considered by the Board of Directors, and the recommendation of the Board of Directors, is not meant to be exhaustive. The members of the Board of Directors evaluated various factors in light of their knowledge of the business, financial condition, assets, and prospects of the Company. The recommendation of the Board of Directors was made after considering the totality of the information and factors involved.

Based upon the reasons considered above, the Board of Directors has unanimously determined that the terms of the Tender Offer are not advisable and are not in the best interests of the Company or its stockholders.

(c) Intent to Tender.

To the best knowledge of the Company, none of the Company’s directors, executive officers, affiliates or subsidiaries currently intends to tender Shares held of record or beneficially by such person for purchase pursuant to the Tender Offer.

Item 5. Person/Assets, Retained, Employed, Compensated or Used.

(a) Not applicable.

Item 6. Interest in Securities of the Subject Company.

(b) During the past sixty days, no transactions with respect to Shares have been effected by the Company or, to the Company’s knowledge, its executive officers, directors, affiliates or subsidiaries, except as follows:

Name	Date of Transaction	Nature of Transaction	Number of Shares		Purchase Price per Share
SmartStop Self Storage, Inc.	November 17 and December 15, 2014	Sales pursuant to DRP	301,091	(1)	$10.27
Harold “Skip” Perry	November 17 and December 15, 2014	DRP shares	94		$10.27
Timothy S. Morris	November 17 and December 15, 2014	DRP shares	93		$10.27
H. Michael Schwartz	November 17 and December 15, 2014	DRP shares	0.2		$10.27
Harold “Skip” Perry	December 16, 2014	Issuance of restricted stock award	2,004	(2)	$0
Timothy S. Morris	December 16, 2014	Issuance of restricted stock award	2,004	(2)	$0
James Berg	December 16, 2014	Issuance of restricted stock award	1,542	(3)	$0
Wayne Johnson	December 16, 2014	Issuance of restricted stock award	4,625	(3)	$0
Paula Mathews	December 16, 2014	Issuance of restricted stock award	1,542	(3)	$0
Michael McClure	December 16, 2014	Issuance of restricted stock award	10,176	(3)	$0
Ken Morrison	December 16, 2014	Issuance of restricted stock award	3,855	(3)	$0
H. Michael Schwartz	December 16, 2014	Issuance of restricted stock award	27,752	(3)	$0

(1)	Includes the DRP shares of Messrs. Perry, Morris and Schwartz included in this table.
(2)	The award vests upon the earlier to occur of a change in control or August 31, 2015.
(3)	The award vests upon the earlier to occur of a change in control or in accordance with a vesting schedule over four years beginning August 31, 2015.

Item 7. Purposes of the Transaction and Plans or Proposals.

(d) The Company has not undertaken and is not engaged in any negotiations in response to the Tender Offer which relate to: (i) a tender offer or other acquisition of the Company’s securities by the Company, any of its subsidiaries or any other person; (ii) an extraordinary transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries; (iii) a purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; or (iv) any material change in the present distribution rate or policy, or indebtedness or capitalization of the Company. Additionally, there is no transaction, board resolution, agreement in principle, or signed contract in response to the Tender Offer which relates to or would result in one or more of the foregoing matters.

Item 8. Additional Information.

(b) Certain statements contained in this Schedule 14D-9, other than historical facts, may be considered forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the

“Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Company intends for all such forward-looking statements to be covered by the applicable safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act and Section 21E of the Exchange Act, as applicable. Such statements include, in particular, statements about the Company’s plans, strategies, and prospects and are subject to certain risks and uncertainties, including known and unknown risks, which could cause actual results to differ materially from those projected or anticipated. Therefore, such statements are not intended to be a guarantee of the Company’s performance in future periods. Such forward-looking statements can generally be identified by the Company’s use of forward-looking terminology such as “may,” “will,” “expect,” “intend,” “anticipate,” “estimate,” “believe,” “continue,” or other similar words. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date this report is filed with the Securities and Exchange Commission. The Company cannot guarantee the accuracy of any such forward-looking statements contained in this Schedule 14D-9, and the Company does not intend to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

Any such forward-looking statements are subject to risks, uncertainties, and other factors and are based on a number of assumptions involving judgments with respect to, among other things, future economic, competitive, and market conditions, all of which are difficult or impossible to predict accurately. To the extent that the Company’s assumptions differ from actual results, the Company’s ability to meet such forward-looking statements, including the Company’s ability to generate positive cash flow from operations and provide distributions to stockholders, and the Company’s ability to find suitable investment properties, may be significantly hindered.

Some of the risks and uncertainties, although not all risks and uncertainties, which could cause actual results to differ materially from those presented in certain forward-looking statements are as follows:

•	The Company incurred operating losses for the fiscal years ended December 31, 2013, 2012 and 2011.

•	To date, the Company has paid a majority of its distributions from sources other than cash flow from operations; therefore, the Company will have fewer funds available for the acquisition of properties, and stockholders’ overall return may be reduced.

•	There is currently no public trading market for the Company’s shares and there may never be one; therefore, it will likely be difficult for stockholders to sell their shares.

•	In determining the Company’s estimated net asset value per share, the Company primarily relied upon a valuation of its portfolio of properties as of June 30, 2014. Valuations and appraisals of the Company’s properties are estimates of fair value and may not necessarily correspond to realizable value upon the sale of such properties, therefore the Company’s estimated net asset value per share may not reflect the amount that would be realized upon a sale of each of the Company’s properties.

•	As with any valuation methodology, the methodology considered by the Company’s board of directors is based upon a number of estimates and assumptions that may not be accurate or complete. Different parties with different assumptions and estimates could derive a different estimated value per share, and these differences could be significant. The estimated value per share does not represent the fair value of the Company’s assets less its liabilities according to GAAP nor does it represent a liquidation value of the Company’s assets and liabilities or the amount at which the Company’s shares of common stock would trade on a national securities exchange.

•	The Company’s trademarks are important to the value of the Company’s business, and the inability to protect, and costs associated with protecting, the Company’s intellectual property could adversely affect our business and results of operations.

•	Revenue and earnings from the Company’s Managed REITs are uncertain.

•	Because the revenue streams from the advisory agreements with the Managed REITs are subject to limitation or cancellation, any such termination could adversely affect the Company’s financial condition, cash flow and the amount available for distributions to you.

•	The Company’s portfolio growth is constrained by the Company’s acquisition allocation policy that governs the allocation of investment opportunities that may be suitable for the Company and the Managed REITs.

•	Because the Company is focused on the self storage industry, the Company’s rental revenues will be significantly influenced by demand for self storage space generally, and a decrease in such demand would likely have a greater adverse effect on the Company’s rental revenues than if the Company owned a more diversified real estate portfolio.

•	The Company will depend on its on-site personnel to maximize customer satisfaction at each of the Company’s facilities, and any difficulties the Company encounters in hiring, training and retaining skilled field personnel may adversely affect the Company’s rental revenues.

•	The Company may suffer reduced or delayed revenues for, or have difficulty selling, properties with vacancies.

•	The Company may not be able to sell its properties at a price equal to, or greater than, the price for which the Company purchased such properties, which may lead to a decrease in the value of the Company’s assets.

•	Adverse economic conditions will negatively affect the Company’s returns and profitability.

•	If the Company breaches covenants under certain of its loans, the Company could be held in default under such loans, which could accelerate the Company’s repayment date and materially adversely affect the value of a stockholder’s investment in the Company.

•	The Company has invested in preferred equity investments, which involve a greater risk of loss than conventional debt financing.

•	Failure to qualify as a REIT would adversely affect the Company’s operations and ability to make distributions, as the Company would incur additional tax liabilities.

•	Stockholders may have tax liability on distributions they elect to reinvest in the Company’s common stock.

•	There are special considerations that apply to pension or profit-sharing trusts or IRAs investing in the Company’s shares which could cause an investment in the Company to be a prohibited transaction and could result in additional tax consequences.

Certain other factors that could cause actual results to differ materially from these forward-looking statements are listed from time to time in the Company’s SEC reports, including, but not limited to, in the section entitled “Item 1A. Risk Factors” in the Company’s Annual Report on Form 10-K for the year ended December 31, 2013, filed with the SEC on March 31, 2014 and incorporated herein by reference, as supplemented and amended by the “Risk Factors” disclosed in the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2014, filed with the SEC on November 14, 2014 and incorporated herein by reference.

Item 9. Exhibits.

Exhibit	Description

(a)(1)*	Letter to Stockholders dated January 5, 2015

(e)(1)**	Excerpt from SmartStop Self Storage, Inc.’s Definitive Proxy Statement on Schedule 14A, filed with the SEC on September 15, 2014

*	Included as the cover page to this Solicitation/Recommendation Statement on Schedule 14D-9 and filed herewith.
**	Incorporated by reference as provided in Item 3 hereto

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SMARTSTOP SELF STORAGE, INC.

By:	/s/ H. Michael Schwartz
H. Michael Schwartz
Chief Executive Officer

Date: January 5, 2015

EXHIBIT INDEX

Exhibit	Description

(a)(1)*	Letter to Stockholders dated January 5, 2015

(e)(1)**	Excerpt from SmartStop Self Storage, Inc.’s Definitive Proxy Statement on Schedule 14A, filed with the SEC on September 15, 2014

*	Included as the cover page to this Solicitation/Recommendation Statement on Schedule 14D-9 and filed herewith.
**	Incorporated by reference as provided in Item 3 hereto.